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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                         (Amendment No.___________)*

                                  DIMON, INC.
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                  254394109
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement.
   ___
  |___|

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2-95)

CUSIP NO.	254394109		   Page   2 of 5  Pages

                                   13G
                                  ------

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	54-0121975

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)______  (b)__X__

3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION
	VIRGINIA CORPORATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5	SOLE VOTING POWER
		382,199

6	SHARED VOTING POWER
		708,236

7	SOLE DISPOSITIVE POWER
		382,199

8	SHARED DISPOSITIVE POWER
		708,236


9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		1,090,435

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                 ________

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		2.5731% OR .025731

12	TYPE OF REPORTING PERSON*
		CO



                   *SEE INSTRUCTION BEFORE FILLING OUT !

                              Page 2 of 5 pages

Page 3 of 5 Pages

Item    1 (a)		Name of Issuer:
			DIMON INCORPORATED formerly Dibrell Brothers, Inc.

Item 1(b)		Address of Issuer's Principal Executive Offices:
			512 BRIDGE STREET, DANVILLE, VA  24541

Item 2(a)		Name of Person Filing:
			AMERICAN NATIONAL BANK AND TRUST COMPANY

Item 2(b)  		Address of Principal Business Office:
			628 MAIN STREET, P. O. BOX 191, DANVILLE, VA  24541

Item 2(c)		Citizenship:
			VIRGINIA CORPORATION

Item 2(d)		Title of Class of Securities:
			COMMON STOCK

Item 2(e)  		Cusip Number:
			254394109 (formerly 253003107)

Item 3			If this statement is filed pursuant to rule 13d-1(b)
               		of 13d-2(b), check whether the person filing is a:

			NOT APPLICABLE

Item 4			Ownership:

			(a)  Amount Beneficially Owned:  1,090,435

 			(b)  Percent of Class:   2.5731%

			(c)  Number of shares as to which such person has

				(i)    sole power to vote or to direct the
				       vote -    382,199

				(ii)   shared power to vote or to direct the
		                       vote -    708,236

        			(iii)  sole power to dispose or to direct the
                     		       disposition of -  382,199

				(iv)   shared power to dispose or to direct the
	                               disposition of -  708,236

Page 4 of 5 Pages


The shares described in Item 4(a) represent shares held by certain trusts for which American National
Bank and Trust Company as a fiduciary is serving as either trustee, administrator, or co-trustee. These shares are held in book entry form at The Depository
Trust Company in New York, New York Participant #901,
Account #5325. The filing of this statement shall not be construed as an admission that American National Bank and Trust Company is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the shares described in Item 4(a).

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent of the
class of securities, check the following   X   . (This was
not a result of the dissolution of a group.)

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

		NOT APPLICABLE

Item 7	Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent
	Holding Company:

		NOT APPLICABLE

Item 8	Identification and Classification of Members of the Group

		NOT APPLICABLE

Item 9	Notice of Dissolution of Group

		NOT APPLICABLE

Page 5 of 5 Pages


Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              February 12, 1997
                                    DATE


                              AMERICAN NATIONAL BANK AND TRUST CO.

                              BY: /S/ E Budge Kent, Jr.
                                  ---------------------------------
                             			          SIGNATURE

                              E. BUDGE KENT, JR.
                              SENIOR VICE PRESIDENT & TRUST OFFICER